Room 4561

September 15, 2006

Mr. Xuedong Hu
Chief Executive Officer
Alpha Spacecom, Inc.
Room 710
Zhou Ji Building
No. 16 Ande Road
Dongcheng District
Beijing, 100011 China

Re: Alpha Spacecom, Inc.
        Revised Preliminary Information Statements on Schedule 14C
        Filed September 5 and 11, 2006
        File No. 0-13628

Dear Mr. Hu:

        We have conducted a limited review of your revised preliminary information statements filed September 5 and 11, 2006 and response letter filed September 5, 2006 and have the following comments.

Revised Preliminary Information Statement on Schedule 14C

1.   Please revise your summary to disclose the material aspects of the dissenters' rights process described in the section beginning on page 21. Also, your summary should discuss what shareholders must do and when they must do it in order to perfect dissenters' rights (i.e., provide a timeline). Please clearly and concisely discuss any necessary actions for shareholders' to maintain or exercise their dissenters' rights, including any notices and deadlines that affect such rights.

2.   We note your response to comment 4 of our letter dated August 24, 2006 and reissue our comment. Please identify your controlling shareholders at the first instance that you refer to them.

3.   Please revise your assertions to shareholders on page 35 that they are "strongly cautioned not to rely on" the lawsuit allegations or the Schedule 13D filed by Paul A. Ebeling. Please emphasize that your advisement with respect to reliance on the lawsuit allegations and Schedule 13D is solely your belief.

4.   We note your response to comment 8 of our letter dated August 24, 2006. Please provide disclosure pursuant to Item 14(b)(7) of Schedule 14A.

5.   We note your Form 8-K filed April 12, 2006. It appears, however, that disclosure pursuant to Item 5.01(b) of Form 8-K was required to also be provided upon your entry into the merger agreement with East Glory. Please file such necessary disclosure or advise us otherwise.

*   *   *   *

As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Andrew I. Telsey, Esq.
        Facsimile: (303) 768-7224